10026639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 27208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stanford Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 West El Camino Real, Suite 520

(No. and Street)

Mountain View	**CA**	**94040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen A. Dietz **(650) 941-1717**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Helen A. Dietz**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Stanford Investment Group, Inc.** as of **December 31, 2009**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Helen A. Dietz
Signature

President - CEO
Title

State of California
County of Santa Clara

Subscribed and sworn to before me
this 22 day of February 2010

Natalie Cebula
Notary Public

NATALIE CEBULA
Commission # 1838837
Notary Public - California
Santa Clara County
My Comm. Expires Mar 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of operations.
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for brokers and dealers claiming exemption from SEC Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

Board of Directors
Stanford Investment Group, Inc.

We have audited the accompanying statement of financial condition of Stanford Investment Group, Inc. as of December 31, 2009, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Investment Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
February 16, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

Stanford Investment Group, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash, including money market accounts of $231,119	$ 276,053
Commissions receivable	3,932
Prepaid expenses	30,339
Office equipment, net of accumulated depreciation of $159,441	26,026
Total Assets	$ 336,350

Liabilities and Stockholders' Equity

Liabilities:	
Wages and commissions payable	$ 1,573
Deferred rental income	1,650
Dividends payable	72,031
Accrued liabilities	24,486
Total Liabilities	99,740
Stockholders' Equity:	
Common stock, no par value:	
Authorized - 500,000 shares;	
Issued and outstanding - 180,000 shares	8,100
Retained earnings	228,510
Total Stockholders' Equity	236,610
Total Liabilities and Stockholders' Equity	$ 336,350

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues:	
Investment advisory, insurance, and planning services	$ 2,824,716
Commissions	635,968
Other income	32,031
Interest income	2,196
Total Revenues	3,494,911
Expenses:	
Salaries and employee benefits	2,610,412
Rent	224,036
Commissions	175,767
Other operating expenses	367,649
Total Expenses	3,377,864
Income Before Income Taxes	117,047
Income Taxes	(2,580)
Net Income	$ 114,467

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Stockholders' Equity
Year Ended December 31, 2009

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, Beginning of Period	265,000	$ 9,800	$ 580,369	$ 590,169
Stock Repurchase	(85,000)	(1,700)	(276,900)	(278,600)
Dividends			(189,426)	(189,426)
Net Income	-	-	114,467	114,467
Balances, End of Period	180,000	$ 8,100	$ 228,510	$ 236,610

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Operating activities:	
Net income	$ 114,467
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	18,463
Decrease in commissions receivable	9,620
Decrease in wages and commissions payable	(3,848)
Decrease in income taxes payable	(3,685)
Increase in prepaids	(30,339)
Increase in accrued liabilities	24,486
Increase in deferred rental income	1,650
Total adjustments	16,347
Net cash flows provided by operating activities	130,814
Financing activities:	
Repurchase of stock	(278,600)
Dividends paid	(117,394)
Net cash used in financing activities	(395,994)
Net decrease in cash	(265,180)
Cash, beginning of year	541,233
Cash, end of year	$ 276,053

See Accompanying Notes to Financial Statements

1. Summary of Significant Accounting Policies

Nature of the Business

Stanford Investment Group, Inc. (Company) was incorporated in the state of California in 1981. It is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered with the SEC under the Investment Advisory Act of 1940.

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP). The Company uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts with commercial banks, which at times may exceed federally insured limits. It also maintains its cash in money market accounts which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Revenue

Investment advisory fees are billed at the beginning of each quarter, in accordance with the terms of the investment advisory contracts. Commissions revenue is recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to Federal income taxes, nor is it allowed a net operating loss carry-over or carry-back deduction. Accordingly, no provisions have been made for Federal income taxes. Instead, shareholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800. Any temporary differences arising from recording state taxes are immaterial and accordingly, do not generate any deferred tax asset or liability. The Company could also be subject to the built-in gains tax during the first ten years of the S election if certain events occur. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2005.

1. Summary of Significant Accounting Policies (continued)

Office Equipment

Office equipment is stated at cost and is depreciated using accelerated and straight-line methods over 5 to 7 years.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $172,680, which was $166,031 in excess of its required net capital of $6,649. The Company's net capital ratio was 0.58 to 1.

3. Retirement Plan

The Company has a 401(k) retirement plan covering all eligible full-time employees. An employee's eligibility begins immediately and the employer contributions to the plan consist of matching the employee's contributions as well as an option to make a discretionary company contribution to be allocated in proportion to compensation. Employer contributions made to the plan totaled $63,921 for the year.

4. Lease Commitments

The Company leases its office facilities under an operating lease which expires on September 30, 2011. Included in lease expense is an estimate of the Company's pro-rata share of the building's operating and maintenance expenses. Future minimum payments under the operating lease are as follows:

Years Ending December 31,	
2010	$231,000
2011	178,000
	$409,000

5. Sublease Agreement

The Company subleased a portion of its office space to a tenant whose sublease terminated in September 2009. The Company entered into another sublease with a new tenant that expires September 2011. The sublease agreement provides for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. Rent income for 2009 under the sublease agreements was $12,575 which is included under Other Income. Future minimum rental income under the sublease agreement is as follows:

Years Ending December 31,	
2010	$19,800
2011	14,850
	$34,650

6. Subsequent Events

On February 2, 2010 an existing stockholder purchased approximately 15,255 shares of the Company's common stock for $50,000. During the period January 1, 2010 to February 16, 2010, the Company paid $72,031 in dividends to the stockholders. Subsequent events have been evaluated through February 16, 2010.

7. Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $8,260.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: STANFORD INVESTMENT GROUP, INC. as of DECEMBER 31, 2009

1. Total ownership equity from Statement of Financial Condition			$ 236,610	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			$ 236,610	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 236,610	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 58,724	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(58,724)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			177,886	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List) Money Market Funds	5,206	3736	(5,206)	3740
10. Net Capital			$ 172,680	3750

OMIT PENNIES

Note B:

Non-allowable assets:

Commissions receivable (greater than 30 days)	$ 2,359
Prepaid expenses	30,339
Office equipment, net	26,026
	$ 58,724

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: STANFORD INVESTMENT GROUP, INC. as of DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)		$ 6,649	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000	3758
13.	Net capital requirement (greater of line 11 or 12)		6,649	3760
14.	Excess net capital (line 10 less 13)		166,031	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 162,706	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 99,740	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820		3830
19.	Total Aggregate indebtedness			$ 99,740	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			58 %	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$	3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess capital (line 10 or 24)		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker
dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Stanford Investment Group, Inc.
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2009

The Company claims an exemption under Rule 15c3-3(K)(2)(ii) and is therefore not subject to the reserve requirements of Rule 15c3-3.

Stanford Investment Group, Inc.
Information Relating to the Possession
or Control Requirements under Rule 15c3-3
December 31, 2009

The Company claims an exemption under Rule 15c3-3(K)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Stanford Investment Group, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2009

1. Reconciliation of Computation of Net Capital to Respondent's Computation

There are no differences between the computation as per Schedule I and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computation

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Board of Directors
Stanford Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stanford Investment Group, Inc. (the "Company") for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood, Levy & Weiland LLP

San Francisco, California
February 16, 2010

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

To the Board of Directors of Stanford Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Stanford Investment Group, Inc. (SIG) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating SIG's compliance with the applicable instructions of the Form SIPC-7T. SIG's management is responsible for the SIG's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entry in the general ledger and cash register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers for mutual fund shares and insurance income earned on customer security accounts and other revenue not related to the securities business noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences; and

5. There are no overpayments applied to current assessment with the Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
February 16, 2010

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027208 FINRA DEC
STANFORD INVESTMENT GROUP INC 17*17
2570 W EL CAMINO REAL STE 520
MOUNTAIN VIEW CA 94040-1315

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,538.00

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,666.00)

   ______________ Date Paid

   C. Less prior overpayment applied (–)

   D. Assessment balance due or (overpayment) 3,872.00

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,872.00

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,872.00

   H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stanford Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

Lisa M Barnes
(Authorized Signature)

CFO + CCO-RIA
(Title)

Dated the 8 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,803,790
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	90,818
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): BRG2009 Oil & Gas Program - Private Offering	497,925
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	588,743
2d. SIPC Net Operating Revenues	$ 2,215,047
2e. General Assessment @ .0025	$ 5,538

(to page 1 but not less than $150 minimum)

Private Offering Memorandum

BRG 2009-I

OIL AND GAS PROGRAM

AN OFFERING OF 4,000 UNITS

$5,000 PER UNIT

(MINIMUM PURCHASE: 5 Units)

TOTAL OFFERING - $20,000,000

BRG PETROLEUM LLC
7134 SOUTH YALE AVENUE, SUITE 600
TULSA, OKLAHOMA 74136

June 1, 2009

BRG 2009-I OIL AND GAS PROGRAM
7134 South Yale Avenue, Suite 600
Tulsa, Oklahoma 74136
(918) 496-2626

A Private Offering of Interests
In an Oil and Gas Program

$20,000,000 (4,000 Units) Maximum Aggregate Subscription
$1,000,000 (200 Units) Minimum Aggregate Subscription
$5,000 Per Unit
Minimum Subscription of 5 Units
Except as Otherwise Provided Herein

PRIVATE OFFERING MEMORANDUM

There are hereby offered, commencing approximately June 1, 2009, interests represented by units (the "Units") in the BRG 2009-I Oil and Gas Program (the "Program"). Pursuant to the BRG 2009-I Oil and Gas Program Agreement (the "Program Agreement"), BRG Petroleum LLC, a Delaware limited liability company ("BRG" or the "Program Administrator") will, on behalf of purchasers of Units ("Participants"), acquire interests in producing and non-producing oil and gas properties expected to be located principally in Oklahoma, Texas, New Mexico, Kansas and Arkansas (the "Program Properties"), and thereafter, explore, drill and develop the Program Properties. Effective on or after January 1, 2011, the Program Administrator may cause the formation of a limited partnership (the "Conversion Limited Partnership") and the contribution to that entity of all of Participants' Interests (as defined below) in each Program Property and all other assets, rights and interests attributable thereto in exchange for limited partner interests, unless the Program Administrator determines that such formation and contribution is not in the best interest of Participants. BRG will serve as the Program Administrator and, if the Conversion Limited Partnership is formed, as general partner of that entity, will contribute thereto a portion of its interest in each Program Property and all other assets, rights and interests attributable thereto. BRG's office address and telephone number are 7134 South Yale Avenue, Suite 600, Tulsa, Oklahoma 74136, (918) 496-2626.

These securities will be sold to (a) Accredited Investors, as defined in Regulation D ("Regulation D") promulgated under the Securities Act of 1933, as amended, and (b) a limited number of other qualified investors ("Non-Accredited Investors") who satisfy the suitability standards contained in this Memorandum. This offering will commence on approximately June 1, 2009, and will terminate on September 15, 2009, unless extended by the Program Administrator until November 30, 2009, or earlier at the sole discretion of the Program Administrator if the Minimum Aggregate Subscription is achieved.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. UNLIKE AN INVESTMENT CONSISTING AT THE OUTSET OF LIMITED PARTNERSHIP INTERESTS, AN INVESTMENT IN THE PROGRAM WILL NOT INITIALLY LIMIT A PARTICIPANT'S LIABILITY TO THE AMOUNT OF HIS SUBSCRIPTION. PURCHASE OF THE SECURITIES SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT, CAN BEAR THE RISK OF ADDITIONAL LIABILITY AND ARE PREPARED TO HOLD THEIR INTEREST INDEFINITELY. (SEE "RISK FACTORS.")

ANY TAX ADVICE CONTAINED HEREIN IS NOT INTENDED TO BE USED, AND CANNOT BE USED, TO AVOID TAX PENALTIES.

The date of this Memorandum is:

June 1, 2009

0279
Copy Number

STANFORD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2009